Filed by Actavis plc

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Laboratories, Inc.

FORM S-4 File No.: 333-19478

PLEASE REFER TO PAGES 138 THROUGH 147 OF THE REGISTRATION STATEMENT ON FORM S-4 FILED BY ACTAVIS PLC WITH THE SEC ON MAY 2, 2014 (THE “REGISTRATION STATEMENT”) FOR INFORMATION ON THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OF FOREST COMMON STOCK IN THE ACQUISITION. THE REGISTRATION STATEMENT IS AVAILABLE ON THE SEC’S EDGAR SYSTEM, AND MAY BE ACCESSED AT www.sec.gov OR www.actavis.com/frx.

Actavis is providing the following information to help address some general questions that have been raised with regard to the acquisition. Please note that the responses below are intended for broad discussion purposes only, and are not intended to constitute tax advice or recommendation to take any particular tax position. Investors should carefully review the Registration Statement in its entirety. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS FOR MORE SPECIFIC INFORMATION AND ADVICE.

The following document assumes that the acquisition qualifies for the “Intended Tax Treatment” (as defined in the Registration Statement) for U.S. federal income tax purposes.

FOR ACTAVIS SHAREHOLDERS

1. Will this transaction be taxable to Actavis shareholders?

No, the transaction will not be taxable to current Actavis shareholders.

2. What will Actavis shareholders receive in the acquisition?

Current Actavis shareholders will not receive any consideration in the acquisition and, after the acquisition closes, will continue to hold the same number of Actavis plc shares as before the acquisition. After the acquisition, Actavis shareholders will own approximately 65% of the combined company, while Forest shareholders will own approximately 35% of the combined company.

3. Will the basis in my Actavis plc shares change as a result of the acquisition?

Your basis is not expected to change as a result of the acquisition. However, we strongly encourage you to consult a professional tax advisor for advice specific to your tax situation.

4. Do I need to send in my Actavis plc share certificates?

If you currently hold certificates in Actavis plc, you do not need to send in your share certificates. However, if you hold certificates in Actavis, Inc., Watson Laboratories, Inc. or any other predecessor companies you should exchange your old certificates for current Actavis plc certificates. Please contact our transfer agent, Computershare, at (855) 807-3171 for information on how to redeem your certificates.

5. Whom should I contact for tax-related questions relating to the acquisition?

We strongly encourage you to consult a professional tax advisor for advice specific to your tax situation.

Actavis does not maintain individual shareholder records for determining cost basis for individual transactions. If you hold certificates, please contact our transfer agent, Computershare, at (855) 807-3171. If you hold your shares in a brokerage account, please contact your broker. Actavis is happy to provide the closing share price of Actavis, Forest, Watson or other predecessor company as of a specific date. Please contact our investor relations department at investor.relations@actavis.com for further information.

6. I am an Actavis employee. How are my employee restricted shares, restricted stock units or options affected by the acquisition?

Your restricted shares, restricted stock units and options are not impacted by the acquisition.

7. Whom should I contact for other shareholder questions?

For questions about share certificates, please contact Computershare at (855) 807-3171.

For general investor relations inquiries, please contact (862) 261-7488 or investor.relations@actavis.com

FOR FOREST SHAREHOLDERS

1. What is the fair market value (FMV) of Actavis shares to be used for tax purposes?

The FMV will be calculated as the average of the highest and lowest stock price of Actavis ordinary shares on the closing date of the acquisition.

2. Will Actavis file a Form 8937 with the US Internal Revenue Service (IRS) in conjunction with the acquisition?

Actavis will file a form 8937 with the IRS following the close of the acquisition. The form will be available at www.actavis.com/frx shortly following the close.

3. Will the acquisition be taxable to Forest shareholders for U.S. federal income tax purposes?

As described below under question 11, Forest holders may recognize a taxable gain (or, if the holder elects solely cash, possibly a loss) relating to any cash consideration received in the transaction. This includes the cash received through your consideration election along with any cash received from the sale of fractional Actavis shares following the close of the acquisition.

For a detailed discussion of the material U.S. federal income tax consequences of the acquisition and certain risk factors, please see “Certain Tax Consequences of the Mergers—U.S. Federal Income Tax Considerations” in the Registration Statement.

4. What are the options for consideration in the acquisition?

Forest shareholders may elect from three options to receive consideration from the acquisition:

1.	The standard election of $26.04 in cash and 0.3306 Actavis shares per Forest share.

2.	All cash consideration of $86.81 per Forest share.

3.	All stock consideration of 0.4723 Actavis shares per Forest share.

It is important to note that shareholders who elect either all-cash or all-stock consideration may be subject to proration. The default election is the standard election of $26.04 in cash and 0.3306 Actavis shares per Forest share. After your election and in connection with the close of the acquisition, any fractional shares of Actavis will be converted to cash. Any questions related to the election should be directed to the information agent for the transaction, MacKenzie Partners, at 800-322-2885.

5. How do Forest shareholders make their elections to receive cash, Actavis ordinary shares or a combination of both?

Forest shareholders as of May 29, 2014 should have received documentation from MacKenzie Partners in early June on how to make an election. If you did not receive election materials, please contact MacKenzie Partners at (800) 322-2885.

6. When is the election deadline? What if I don’t make an election?

The election deadline will be 5:00 p.m., Eastern time, on June 27, 2014. The Election Deadline may be extended, in which case Actavis and Forest will issue a press release announcing the new election deadline.

If the closing date is delayed to a subsequent date, the election deadline will be similarly delayed to a subsequent date, and the rescheduled election deadline will be publicly announced at least five business days prior to the new anticipated closing date.

If you do not make a valid election, you will receive the standard election of $26.04 in cash and 0.3306 Actavis shares per Forest share.

7. Will Forest shareholders receive the form of election they select? How does the proration process work?

Standard Election. If you make the standard election or do not make an election, you will receive $26.04 in cash and 0.3306 Actavis shares for each share of Forest you hold. If you elect all cash or all stock you may be subject to proration.

In its acquisition agreement with Forest, Actavis has set limits as to the maximum cash and shares to be distributed to Forest shareholders in the aggregate. As such, only shareholders who elect the standard election of $26.04 in cash and 0.3306 Actavis shares for each share of Forest can be guaranteed their election. Any fractional Actavis shares will be converted to cash in the acquisition.

Cash Elections. If you elect all cash and the aggregate cash election amount amongst all holders is more than the available cash election amount, you will receive both cash and Actavis shares. Any fractional Actavis shares will be converted to cash in the acquisition. More detail on cash proration is available in the registration statement delivered to all shareholders in early May and will be available at www.actavis.com/frx.

Stock Elections. If you elect all stock and the aggregate shares elected amongst all holders is more than the available shares for issuance, you will receive both Actavis shares and cash. Any fractional Actavis shares will be converted to cash in the acquisition. More detail on stock proration is available in the registration statement delivered to all shareholders and will be available at www.actavis.com/frx.

8. When will I find out about any potential proration from my all-cash or all-stock election?

We expect to announce the results of the election along with any potential proration to shareholders who have elected all-cash or all-stock consideration through a press release shortly after the close of the transaction.

9. Whom should I contact if I have questions relating to the election procedure?

Any questions related to the election should be directed to the information agent for the transaction, MacKenzie Partners, at (800) 322-2885.

10. What will happen to fractional shares of Actavis received in the acquisition?

No fractional shares of Actavis will be issued in the acquisition. Each holder of Forest common stock who would otherwise have been entitled to receive a fraction of an Actavis ordinary share will receive cash in lieu thereof. For a detailed discussion of the material U.S. federal income tax consequences of the acquisition, including the treatment of cash received in lieu of fractional shares, please see “Certain Tax Consequences of the Mergers—U.S. Federal Income Tax Considerations” in the registration statement.

The value of cash received will be determined by the volume weighted average price for a 10-day trading period starting from the 11th trading day prior to the close of the acquisition to the close of trading on the second to last trading day prior to the close of the acquisition.

11. How is the taxable gain for Forest shareholders calculated for U.S. federal income tax purposes?

We strongly encourage you to consult a professional tax advisor for advice specific to your tax situation. Your individual tax situation will depend on the form of consideration you receive and the following illustrations are for US-based shareholders. For a detailed discussion of the material U.S. federal income tax consequences of the acquisition, please see “Certain Tax Consequences of the Mergers—U.S. Federal Income Tax Considerations” in the Registration Statement.

All stock consideration: If you receive all stock consideration in the acquisition, you generally will not recognize a gain or loss except in respect of cash received in lieu of fractional Actavis shares. Please see below for a discussion about the tax treatment of cash received in lieu of fractional Actavis shares.

All cash consideration: If you receive all cash consideration in the acquisition, you generally will recognize a gain or loss equal to the difference between the amount of cash received and your aggregate tax basis in your Forest common stock surrendered in the acquisition.

Mixed consideration: If you receive a mixed consideration of stock and cash in the acquisition (excluding any cash received in lieu of a fractional Actavis ordinary share), you generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the gain realized on the exchange of Forest common stock for Actavis ordinary shares and cash (i.e., the excess, if any, of the sum of the amount of cash and the fair market value of the Actavis ordinary shares received over your adjusted tax basis in Forest common stock surrendered in exchange) and (ii) the amount of cash received in the acquisition. Please see below for a discussion about the tax treatment of cash received in lieu of fractional Actavis shares.

Fractional shares: If you receive cash in lieu of an Actavis fractional share in the acquisition, you will generally be treated as having received the fractional share and then as having received cash in redemption of the fractional share. In this instance, gain or loss will generally be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the your aggregate adjusted tax basis in the Forest common stock surrendered which is allocable to the fractional share.

For a detailed discussion of the material U.S. federal income tax consequences of the acquisition, please see “Certain Tax Consequences of the Mergers—U.S. Federal Income Tax Considerations” in the Registration Statement.

12. What will be my basis in Actavis plc stock received in the acquisition for U.S. federal income tax purposes?

If you receive all stock consideration in the acquisition, your aggregate adjusted tax basis in the Actavis ordinary shares received in the acquisition (including fractional shares deemed received and redeemed as described above) will be equal to your aggregate adjusted tax basis in the Forest common stock surrendered in the acquisition.

If you receive a mixed consideration of stock and cash in the acquisition, your aggregate adjusted tax basis in the Actavis ordinary shares received in the acquisition (including the basis allocable to any fractional shares in lieu of which cash is received) will be equal to your aggregate adjusted tax basis in the Forest common stock surrendered in the acquisition, decreased by the amount of cash received (excluding any cash received in lieu of fractional shares) and increased by the amount of gain, if any, recognized on the exchange or any amount treated as a dividend.

For a detailed discussion of the material U.S. federal income tax consequences of the acquisition, please see “Certain Tax Consequences of the Mergers—U.S. Federal Income Tax Considerations” in the Registration Statement.

We strongly encourage you to consult a professional tax advisor for advice specific to your tax situation.

13. Do I need to send in my Forest Laboratories, Inc. share certificates?

After the close of the transaction, you will need to send in your Forest Laboratories, Inc. share certificates to be issued Actavis plc share certificates. Computershare, who serves as the transfer agent for both Forest and Actavis, will send documentation to all certificated shareholders on how to submit their shares. If you do not receive this documentation or have further questions on how to redeem your Forest shares, please contact our information agent for the transaction, MacKenzie Partners, at (800) 322-2885 or Computershare at (800) 308-3743.

14. I am a Forest employee. How are my unvested employee options, restricted stock and/or restricted stock units affected by the acquisition?

Outstanding, unexercised Forest stock options will be converted to Actavis stock options of substantially equivalent value. Likewise, unvested Forest restricted stock and time-based restricted stock units (RSUs) will be converted to Actavis RSUs of substantially equivalent value; and unvested Forest performance-based RSUs will be converted to Actavis time-based RSUs assuming achievement of the applicable performance goals at target levels. Decisions about future equity programs for the combined company will be made during integration planning, and will be communicated to employees post-close.

Specifically, at the effective time of the acquisition, (a) each Forest option that is outstanding and unexercised will convert into an Actavis option, (b) each outstanding, unvested share of Forest restricted stock will convert into an Actavis restricted stock unit and (iii) each outstanding, unvested share of Forest restricted stock units will convert into Actavis restricted stock units. Each such conversion will be at 0.4723 Actavis shares per Forest share, with the same terms and conditions as the applicable equity award. The exercise price of each converted option will be equal to the quotient obtained by dividing (x) the exercise price per share of the Forest Option by (y) 0.4723.

15. Whom should I contact for tax-related questions?

We strongly encourage you to consult a professional tax advisor for advice specific to your tax situation.

Forest does not maintain individual shareholder records for determining cost basis for individual transactions. If you hold certificates, please contact our transfer agent, Computershare, at (800) 308-3743. If you hold your shares in a brokerage account, please contact your broker. Forest is happy to provide the closing share price Forest or other predecessor company for a specific date. Please contact our investor relations department at investor.relations@actavis.com for further information.

16. Whom should I contact for other shareholder questions?

For questions about share certificates, please contact Computershare at (800) 308-3743.

For general investor relations inquiries, please contact (862) 261-7488 or investor.relations@actavis.com

CONTACTS FOR ADDITIONAL QUESTIONS	SPECIALIST	PHONE	EMAIL
Forest shareholder election	MacKenzie Partners	(800) 322-2885

Forest share certificates	Computershare	(800) 308-3743

Actavis share certificates	Computershare	(855) 807-3171

Predecessor company share certificates (Watson, Warner Chilcott, Circa, Royce Labs, Andrx)	Computershare	(855) 807-3171

Cost basis	Please contact your tax or financial advisor

Historical share prices	Actavis Investor Relations	(862) 261-7488	investor.relations@actavis.com

Specific Tax Questions	Please contact your tax or financial advisor

Actavis Employee Stock Benefits	Actavis Stock Plan Administration	(862) 261-7847

Forest Employee Stock Benefits	Forest Compensation Department	(212) 224-6675

General investor questions	Actavis Investor Relations	(862) 261-7488	investor.relations@actavis.com

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Forest, Actavis has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a joint proxy statement of Actavis and Forest that also constitutes a prospectus of Actavis. The registration statement was declared effective by the SEC on May 2, 2014. Each of Actavis and Forest has mailed to its stockholders or shareholders the proxy statement/prospectus. In addition, each of Actavis and Forest has filed and will file with the SEC other documents with respect to the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND FOREST ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Actavis and Forest through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis will be available free of charge on Actavis’ internet website at www.actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Forest will be available free of charge on Forest’s internet website at www.frx.com or by contacting Forest’s Investor Relations Department at (212) 224-6713.

Actavis Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Actavis’ estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Actavis’ current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the Forest acquisition, including future financial and operating results, Actavis’ or Forest’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Actavis’ goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ current expectations depending upon a number of factors affecting Actavis’ business, Forest’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the Forest acquisition; subsequent integration of the Forest acquisition and the ability to recognize the anticipated synergies and benefits of the Forest acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the risk that a condition to closing of the Forest acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; the anticipated size of the markets and continued demand for Actavis’ and Forest’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Actavis or Forest debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Actavis’ and Forest’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Actavis’ and Forest’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Actavis’ consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Actavis’ periodic public filings with the Securities and Exchange Commission, including but not limited to Actavis plc’s Annual Report on form 10-K for the year ended December 31, 2013, Quarterly Report on form 10-Q for the quarter ended March 31, 2014 and Current Report on form 8-K filed on May 20, 2014 and from time to time in Actavis’ other investor communications. Except as expressly required by law, Actavis disclaims any intent or obligation to update or revise these forward-looking statements.

Forest Cautionary Statement Regarding Forward-Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements about the benefits of the acquisition of Forest by Actavis, including future financial and operating results, Forest’s or Actavis’ plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Forest’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Forest’s current expectations depending upon a number of factors affecting Forest’s business, Actavis’ business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the acquisition; subsequent integration of the companies and the ability to recognize the anticipated synergies and benefits of the acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the risk that a condition to closing of the acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; access to available financing (including financing for the acquisition or refinancing of Forest or Actavis debt) on a timely basis and on reasonable terms; the difficulty of predicting FDA approvals, the acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the timely development and launch of new products, and the risk factors listed from time to time in Forest Laboratories’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and any subsequent SEC filings. Forest assumes no obligation to update forward-looking statements contained in this release to reflect new information or future events or developments.

Actavis U.S. Administrative Headquarters
Actavis	Investor Relations: (862) 261-7488
Morris Corporate Center III	investor.relations@actavis.com
400 Interpace Parkway
Parsippany, NJ 07054 USA	NYSE:ACT www.actavis.com